UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On April 21, 2015, MakeMyTrip Limited (the “Company”) announced that it had acquired certain assets of Mygola.com and the entire Mygola team has joined the MakeMyTrip family to focus on cutting-edge innovation in online travel. This acquisition was done through the Company’s earlier announced Innovation Fund which is formed to invest in start-up or early-stage companies in the travel technology space.

Founded in 2009 by Anshuman Bapna and Prateek Sharma, Mygola raised capital from Helion Ventures, Blumberg Capital, 500Startups and numerous angels. Mygola built a website (mygola.com) that covers more than 20,000 destinations worldwide, sees half a million organic visitors a month and was nominated twice for the Top Innovator at PhoCusWright. Mygola’s iOS app was picked up by Apple as a “Best new app”. Mygola built proprietary technology to mine the travel web, filed patents on route optimization, and collected deep metadata for millions of travel items and thousands of high-quality itineraries. It also pioneered a unique crowdsourced model for curating travel data at massive scale.

The Company expects that Mygola’s team’s deep understanding of travelers’ planning and in-destination experience preferences will be valuable in strengthening the Company’s proposition in these and related areas of customer engagement.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This announcement contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward looking statements include, among other things, statements relating to the Company’s expectations of the impact of the acquisition. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Company’s Annual Report on Form 20-F filed with the SEC and available at http://www.sec.gov. Other than as required by law, the Company does not undertake to update these forward looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: April 21, 2015

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer